March 11, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Cash, Branch Chief Division of Corporation Finance

Re:	Alberto-Culver Company
Form 10-K for the fiscal year ended September 30, 2008
Schedule 14A Definitive Proxy Statement filed on December 12, 2008
File No. 1-32970

Ladies and Gentlemen:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated February 27, 2009 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the fiscal year ended September 30, 2008 and Schedule 14A Definitive Proxy Statement filed on December 12, 2008. For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

Annual Report on Form10-K for the year ended September 30, 2008

Business, page 3

General

1.	Because of the nature of your business, the discussion about (i) sources and availability of raw materials; (ii) your industry practices related to the working capital items; (iii) dependence upon a single customer; and (iv) compliance with laws and regulations regarding environmental matters, appears limited despite some general disclosure of these matters in various risk factors or notes to the consolidated financial statements. In future filings, please expand your disclosure related to information contained in subparagraphs (c)(1)(iii), (vi), (vii) and (xii) of Item 101 of Regulation S-K, to the extent that such information is material to your business taken as a whole.

RESPONSE: The Company agrees that in future filings we will expand our disclosure related to information contained in subparagraphs (c)(1)(iii), (vi), (vii) and (xii) of Item 101 of Regulation S-K to the extent that such information is material to our business taken as a whole.

Mr. John Cash

March 11, 2009

Auction Rate Securities, page 21

2.	Please address the following comments regarding your auction-rate securities:

•

In future filings please explain in further detail the valuation techniques and assumptions used in determining the fair value of your auction-rate securities. We note your current disclosures, but we are requesting a more detailed explanation of the estimates used in your cash flow valuation model. Also, please tell us if you excluded the impact of reasonably available secondary market transactions or completed auctions priced on the basis that they were considered “distress prices.”

•

Please tell us if you have liquidated any auction-rate securities since December 31, 2008. If so, tell us the amount liquidated and the gains or losses recorded on those sales. Please also address whether there were any failed auctions since that time.

•

Disclose in future filings the key terms of your auction-rate securities, such as maturity dates, auction reset provision, and interest rate provisions. Please discuss when the principal will be available to you and the methods in which you expect to gain access to that principal, for example, successful auctions, alternative buyers or renegotiated financing.

•

Please also disclose the proceeds received from sales of auction-rate securities and the realized gains and losses on those sales as well as the number and dollar value of failed auctions. In your response, please provide this information for the historical periods presented.

RESPONSE: The Company agrees that in future filings we will explain in further detail the valuation techniques, assumptions and estimates used in the cash flow valuation model to determine the fair value of our auction rate securities. Furthermore, we are not aware of any secondary market transactions or completed auctions for our specific securities.

We have not liquidated any auction rate securities since December 31, 2008. Periodic auctions continue to be held every 28 to 35 days for each of our securities; therefore, each security has had at least two auctions since December 31, 2008 and all auctions have failed.

The Company agrees that in future filings we will disclose more information about the key terms of our auction rate securities, as well as a discussion of management’s expectations regarding the timing and possible methods that the principal amounts may be available to the Company.

Mr. John Cash

March 11, 2009

In future filings, the Company will continue to disclose the gross proceeds and sales of all auction rate securities in the Investing Activities section of the Company’s Consolidated Statement of Cash Flows as “Proceeds from sales of investments” and “Payments for purchases of investments.” These amounts for the fiscal years ended September 30, 2008, 2007 and 2006 were as follows (in thousands):

	2008	2007	2006
Proceeds from sales of investments	$409,555	661,766	278,615
Payments for purchases of investments	$(223,755)	(817,881)	(313,300)

The Company has not had any realized gains or losses on the sales of its auction rate securities because, with the exception of one call at par by the issuer noted below, all historical sales have been settled at par through the normal auction process. Since the auctions started to fail in the second quarter of fiscal year 2008, one of the Company’s securities was called by the issuer for the full par value of $7.5 million, which was disclosed in the Auction Rate Securities section of MD&A on page 21 of the Form 10-K as well as the Auction Rate Securities section of Note 2 to the Consolidated Financial Statements on page 40 of the Form 10-K. In fiscal year 2008, all auctions after February 11, 2008 for the securities held by the Company failed. This totaled over 80 failed auctions for the fiscal year covering an aggregate par value of the investments of approximately $575 million. The Company did not experience any failed auctions in fiscal years 2007 or 2006. In future filings, we will enhance our disclosures to state specifically whether any realized gains or losses have been recognized from the sale of auction rate securities, whether the Company redeemed any auction rate securities as a result of successful auctions, and that the remaining securities held by the Company continued to have all auctions fail during the period.

Note 11, Income Taxes, page 55

3.	We note you have Foreign Loss Carry forwards. In future filings please disclose the amounts and expiration dates for operating loss carry forwards as required by paragraph 48 of SFAS 109. Additionally, we note that you have recorded a valuation allowance against your deferred tax assets. In future filings please enhance your disclosures to include a discussion of the items for which your valuation allowance has been provided.

RESPONSE: The Company agrees that in future filings we will (i) disclose the amounts and expiration dates of our operating loss carryforwards as required by paragraph 48 of SFAS No. 109 and (ii) enhance our disclosures to include a discussion of the items for which we have provided a valuation allowance.

Mr. John Cash

March 11, 2009

Schedule 14A Definitive Proxy Statement filed on December 12, 2008

General

4.	We are unable to locate disclosure about interlock and insider participation as required by Item 407(e)(4) of Regulation S-K. Please tell us where this disclosure is located or otherwise include the required disclosure in your future filings.

RESPONSE: There was no interlock and insider participation that required disclosure in our Schedule 14A Definitive Proxy Statement filed on December 12, 2008 (“Proxy Statement”) under Item 407(e)(4) of Regulation S-K. In accordance with the Division of Corporation Finance Compliance and Disclosure Interpretations under Regulation S-K, “If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption.” On this basis, we omitted such disclosure. We will make the appropriate disclosure in future filings if required by Item 407(e)(4).

Compensation Discussion and Analysis, page 12

Peer Group, page 14

5.	Your disclosure does not seem to indicate specifically where your executive compensation falls within the range of data obtained from the peer group. In future filings please make this disclosure by trying to avoid vague or a broad range of values. To the extent that the compensation committee has retained its discretion to benchmark to a different point or range, in future filings please disclose the nature and extent of that discretion and how the compensation committee has exercised that discretion.

RESPONSE: As set forth in the Proxy Statement, the peer group is one of a number of factors considered by the compensation committee in determining compensation. To the extent that the compensation committee benchmarks executive compensation to a point or range of our peer group, in future filings the Company will disclose (i) where our executive compensation falls within our peer group, (ii) the nature and extent of the compensation committee’s discretion to set a benchmark to a different point or range, and (iii) if such discretion was used, how this discretion was exercised.

In the event that the compensation committee does not target compensation to any particular percentile of our peer group, we will make a statement to that effect.

Mr. John Cash

March 11, 2009

Base Salary and Annual Bonus, page 14

Fiscal Year 2008 Bonus Award Opportunities, page 16

6.	We note your tabular disclosure as well as the bonus amounts disclosed in the Non-Equity Incentive Plan Compensation column on page 23, and related footnote (4) disclosure. It appears that the description of how the MIP bonus amount is calculated does not match up to the actual bonus amount that was paid, as presented in the Summary Compensation table and related footnotes. In future filings, please disclose how the actual MIP bonus amount was calculated and the actual salary percentage received by each named executive officer based on the level of performance achieved.

RESPONSE: The two tables on the top of page 16 of the Proxy Statement set forth the formulae used to calculate the bonus awards for the named executive officers for fiscal year 2008. The paragraph directly following those tables discloses the percentage of sales growth and operating earnings growth actually achieved by the Company in fiscal year 2008 under the terms of the plan. The bonus awards are calculated using the tables and actual fiscal year 2008 performance disclosed on page 16, together with the fiscal year salaries from the Summary Compensation Table on page 23. For your information, below is an example calculation showing the accuracy of the bonus awards disclosed in the Proxy Statement for Mr. Marino and Ms. Bernick (the bonus awards for Messrs. Nicoletti, Hynes and Schmidt can be recalculated in the same manner):

Sales growth bonus (based on growth of 10.85%)

0-4%	4 x 2%	=	8.00%
4.01-8%	4 x 6%	=	24.00%
8.01%+	2.85 x 10%	=	28.50%

Bonus earned on sales growth				60.50%

Operating earnings growth bonus (based on growth of 32.94%)

0-5%	5 x 2%	=	10.00%
5.01-10%	5 x 6%	=	30.00%
10.01%+	22.94 x 10%	=	229.40%

Total			269.40%

Less amount to reduce to cap			(169.40)%

Bonus earned on operating earnings growth				100.00%

Total % bonus earned				160.50%

Dollar bonuses awarded (amounts disclosed on page 24 of the Proxy Statement):

Marino	Salary of $856,250 x 160.50%	=	$1,374,000
Bernick	Salary of $650,000 x 160.50%	=	$1,043,000

Mr. John Cash

March 11, 2009

The Company believes that these bonus calculations are appropriately described on pages 15 and 16 of the Proxy Statement and that no further disclosure on the mechanics of these calculations is necessary. In future filings, the Company will disclose the actual percentage of salary that each bonus constitutes.

7.	If in the past the compensation committee has adjusted the bonus amounts discretionarily, in future filings please disclose these occurrences, as well as how the compensation committee exercised its discretion.

RESPONSE: No discretion was used with respect to fiscal year 2008 bonus awards and the disclosure of this fact was included in the Proxy Statement. The second sentence of the first paragraph on page 16 of the Proxy Statement states, “For purposes of determining the fiscal year 2008 bonus awards to the named executive officers, the Compensation Committee did not exercise any discretion.” In future filings, the Company will continue to disclose whether discretion was used to adjust bonus amounts and, if so, how that discretion was exercised.

Long-Term Incentive Compensation, page 16

8.	In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options and restricted shares granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

RESPONSE: In future filings, we will disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options and restricted shares granted to the named executive officers.

In connection with these responses, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

March 11, 2009

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3105 or Paul Hoelscher, Vice President and Corporate Controller, at (708) 450-3128.

Sincerely,

/s/ Ralph J. Nicoletti
Ralph J. Nicoletti
Senior Vice President and Chief Financial Officer

cc:	V. James Marino

Paul W. Hoelscher